               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                     OMB APPROVAL
                                                  -----------------------------
    [_] Check this box if no longer               OMB NUMBER:         3235-0287
    subject to Section 16. Form 4                 Expires:   September 30, 1998
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).               hours per response ...... 0.5
    (Print or Type Responses)                     -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

Kirk                               Randall                             J.
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  (Last)                             (First)                         (Middle)

        The Governor Tyler
        1902 Downey Street
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                                    (Street)

Radford,                            Virginia                           24141
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Novitron International, Inc. (NASDAQ - "NOVI")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

May 2000
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
       (Check all applicable)


                  Director                   X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)

7.  Individual or Joint/Group Filing (Check Applicable
Line)

   X         Form filed by One Reporting Person
---------

             Form filed by More than One Reporting Person
---------

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                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code           (Instr. 3, 4 and 5)           Beneficially    Direct        Beneficial
                                            (Instr. 8)                                    Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock, $.01 par value
per share                       5/2/00     P                900      A       $3.00                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par value
per share                       5/5/00     P              1,200      A       $3.00                        I             (2)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par value
per share                       5/11/00    P                500      A       $3.00                        I             (2)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par value
per share                       5/16/00    P              1,300      A       $3.00        401,133         I             (2)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v)


                                                                         (Over)
                                                                SEC 1474 (7-96)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

None
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     (Instr. 4)                   Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

(1) These shares are directly owned by Clinical Chemistry Holdings, Inc. ("CCH"). These shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Randal J. Kirk who, as a result of his position with and ownership of securities of CCH, could be deemed to have voting power and/or investment power with respect to the securities directly beneficially owned by CCH.

(2) These shares are directly owned by Kirkfield, L.L.C. ("Kirkfield"). These shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Randal J. Kirk who, as a result of his position with Kirkfield, could be deemed to have voting power and/or investment power with respect to the securities directly beneficially owned by Kirkfield.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                               /s/ Randal J. Kirk                     6/9/00
                              ------------------------               --------
                                 **Randal J. Kirk                      Date


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                                                                 SEC 1474 (7-96)